Daniel I. Goldberg, Esq. Direct Phone: +1 212 549 0380 Email: dgoldberg@ReedSmith.com	599 Lexington Avenue New York, NY 10022-7650 +1 212 521 5400 Fax +1 212 521 5450 reedsmith.com

May 27, 2014

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Ms. Pamela Howell

Re:	Signal Genetics LLC Amendment No. 2 to Registration Statement on Form S-1 Filed on May 15, 2014 CIK No. 0001590750

Dear Ms. Howell:

On behalf of our client, Signal Genetics LLC (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated May 22, 2014 (the “Comment Letter”), relating to the above-referenced Amendment No. 2 to Registration Statement on Form S-1 (the “Registration Statement”). We are concurrently submitting via EDGAR this letter and Amendment No. 3 to the Registration Statement (the “Amended Registration Statement”).

Set forth below in bold is the comment from the Comment Letter. Immediately following the comment is the Company’s response to the comment.

Fee Table

1.	We note that you included pro forma financial information to give effect to the conversion from a limited liability company into a corporation as well as converting debt, the new equity incentive plan and restricted stock unit awards that you will enter into upon completion of this offering for the interim period ended March 31, 2014. However, you have not provided pro forma information for the fiscal year ended December 31, 2013. Please include pro forma balance sheet and net loss per share data for fiscal year ended 2013 and present similar pro forma disclosures in your summary historical consolidated financial data section.

NEW YORK ♦ LONDON ♦ HONG KONG ♦ CHICAGO ♦ WASHINGTON, D.C. ♦ BEIJING ♦ PARIS ♦ LOS ANGELES ♦ SAN FRANCISCO ♦ PHILADELPHIA ♦ SHANGHAI ♦ PITTSBURGH ♦ HOUSTON SINGAPORE ♦ MUNICH ♦ ABU DHABI ♦ PRINCETON ♦ NORTHERN VIRGINIA ♦ WILMINGTON ♦ SILICON VALLEY ♦ DUBAI ♦ CENTURY CITY ♦ RICHMOND ♦ GREECE ♦KAZAKHSTAN

Securities and Exchange Commission

May 27, 2014

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has revised its disclosure in the Amended Registration Statement to include pro forma balance sheet and net loss per share data for the fiscal year ended 2013 and that it has presented similar pro forma disclosure in its summary historical consolidated financial data section.

If it would expedite the review of the information provided herein, please do not hesitate to call the undersigned at (212) 549-0380.

Sincerely,

/s/ Daniel I. Goldberg
Daniel I. Goldberg

cc: Samuel D. Riccitelli, President and CEO of Signal Genetics LLC